EXHIBIT 99.1

NewsRelease

TC Energy's strategic alignment of 2023 priorities and energy transition, showcased at Sustainable Energy Forum

Over 60 per cent of secured capital projects directly enable global climate goals

CALGARY, Alberta – June 20, 2023 – News Release – TC Energy Corporation (TSX, NYSE: TRP) (TC Energy or the Company) is hosting a Sustainable Energy Forum today to highlight the Company’s role in enabling the energy transition while delivering long-term shareholder value.

Today’s event includes presentations from TC Energy President and CEO François Poirier, Bruce Power President and CEO Mike Rencheck, and senior leaders at the forefront of the Company’s sustainable energy strategy.

TC Energy’s highly integrated North American asset base is enabling the energy transition and supporting the path to net zero by 2050. More than 60 per cent of its $34 billion total secured capital program is directly funding solutions to support global climate goals while unlocking access to secure, reliable and affordable energy across North America and the world. In line with its disciplined approach to capital allocation and risk and return preferences, the Company expects its investments in these capital projects will:
•Enable the displacement of higher emitting fuels by safely transporting and extending the reach of North American natural gas.
•Decarbonize its asset base through electrification and renewable power.
•Capitalize on low-carbon opportunities, primarily focused on Bruce Power and firming capacity.

“Our 2023 priorities of safely executing major projects, accelerating our deleveraging targets by advancing our $5 billion-plus asset divestiture program and maximizing the value of our assets remain clear and are in direct service of the energy transition,” said Poirier. “Our uniting opportunity is finding an economic and orderly path to the energy transition while meeting growing energy demand. Analyzing a wide range of energy scenarios, we continue to see natural gas and liquids playing a critical role, and our assets are strategically positioned to connect low-cost supply to critical markets. Our diverse portfolio and competencies in nuclear, pumped hydro, hydrogen, and renewables also strongly position us to successfully compete in our evolving energy future.”

TC Energy has a continued focus on carbon competitiveness while meeting the demand for energy in the current geopolitical climate. As energy problem solvers, the Company’s workforce is exploring technologies and implementing strategies to support its climate goals. Through its methane reduction strategy, since 2019, it has reduced its absolute methane emissions by 14 per cent, while increasing throughput by 11 per cent, and growing comparable earnings before interest taxes debt and amortization (EBITDA) in its natural gas business by 20 per cent.

“Holding ourselves accountable to deliver on our commitments and drive organizational alignment, we have introduced new performance measures and embedded our key priorities in our executive compensation,” said Poirier. “As we further strengthen our resilience, driving our long-term value proposition, we are committed to remaining aligned with our investors and society’s expectations. Demonstrating this, we have obtained limited assurance on our Scope 1 and Scope 2 emissions inventory, while proactively increasing our voluntary emissions disclosures and conducting further assessments of our Scope 3 emissions.”

By taking a long-term view grounded in fundamentals and balancing sustainable dividend growth with reinvestment in the business, TC Energy remains committed to enhancing resiliency and maintaining its value proposition as a North American energy transition enabler. With a track record of capturing significant growth through a variety of energy landscapes, the Company is well-positioned to achieve its strategic priorities and drive decarbonization efforts while maintaining conservative risk preferences and delivering shareholder value.

Watch live
To find out more, please watch today’s Sustainable Energy Forum, from 7:30 a.m. to 9:30 a.m. MDT (9:30 a.m. to 11:30 a.m. EDT). A live webcast of the event, along with presentation materials, is available through the Investors section of TC Energy’s website at https://www.tcenergy.com/events/Sustainable-Energy-Forum-2023/. The webcast will also be available on our website for replay following the event.

Learn more
To learn more about TC Energy’s ESG and sustainability practices, goals and metrics, please visit https://www.tcenergy.com/investors/esg/.

About TC Energy
We’re a team of 7,000+ energy problem solvers working to move, generate and store the energy North America relies on. Today, we’re taking action to make that energy more sustainable and more secure. We’re innovating and modernizing to reduce emissions from our business. And, we’re delivering new energy solutions – from natural gas and renewables to carbon capture and hydrogen – to help other businesses and industries decarbonize too. Along the way, we invest in communities and partner with our neighbours, customers and governments to build the energy system of the future.

TC Energy’s common shares trade on the Toronto (TSX) and New York (NYSE) stock exchanges under the symbol TRP. To learn more, visit us at TCEnergy.com.

FORWARD-LOOKING INFORMATION
This release contains certain information that is forward-looking and is subject to important risks and uncertainties (such statements are usually accompanied by words such as "anticipate", "expect", "believe", "may", "will", "should", "estimate", "intend" or other similar words). Forward-looking statements in this document are intended to provide TC Energy security holders and potential investors with information regarding TC Energy and its subsidiaries, including management's assessment of TC Energy's and its subsidiaries' future plans and financial outlook. All forward-looking statements reflect TC Energy's beliefs and assumptions based on information available at the time the statements were made and as such are not guarantees of future performance. As actual results could vary significantly from the forward-looking information, you should not put undue reliance on forward-looking information and should not use future-oriented information or financial outlooks for anything other than their intended purpose. We do not update our forward-looking information due to new information or future events, unless we are required to by law. For additional information on the assumptions made, and the risks and uncertainties which could cause actual results to differ from the anticipated results, refer to the most recent Quarterly Report to Shareholders and Annual Report filed under TC Energy’s profile on SEDAR at www.sedar.com and with the U.S. Securities and Exchange Commission at www.sec.gov.

Media Inquiries:
Media Relations
media@tcenergy.com
403-920-7859 or 800-608-7859

Investor & Analyst Inquiries:
Gavin Wylie / Hunter Mau
investor_relations@tcenergy.com
403-920-7911 or 800-361-6522